December 17, 2015

Via SEC Edgar Submission

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AFS Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: October 23, 2015
File No. 333-207587

Dear Mr. Ingram:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer to Comment 1: There are no written communications provided by the Company or anyone on behalf of the company, to potential investors, other than the Subscription Agreement filed as Exhibit 10.2 to the registration statement.

Comment 2: Given the amount and nature of your current assets and operations, it appears that you are a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such. Additionally, please include appropriate risk factor disclosure highlighting the limited transferability of your shares under Rule 144 of the Securities Act for shell companies.

Answer to Comment 2: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is attempting to develop its anti-corrosive product, has incurred liabilities in the operation of its business, unrelated to the costs of becoming a public entity, and had assets of $55,189 as of September 30, 2015, the company believes that is has operations and assets that are not “nominal”. Additionally, the Company holds licensed technology that will allow it to complete and begin selling its anti-corrosive products. The Company believes that once it completes its initial planned products it will allow the Company to begin generating revenue. Again, the Company does not believe that its operations can be considered “nominal”, and for that reason the company strongly believes that it is not currently, and has never been, a “shell company”.

Comment 3: Exhibits 3.1.1, 3.1.2, 4.1, and 10.1 were electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II), EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Answer to Comment 3: Exhibits 3.1.1, 3.1.2, 4.1 and 10.1 have been refiled with the amended registration statement, in order to comply with the proper formatting requirements.

Prospectus Cover Page, page 1

Comment 4: Please disclose here, if true, that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Answer to Comment 4: The disclosure listed in Comment 4 has been added to the amended registration statement.

Comment 5: Please disclose here that because there is no required number of shares to be purchased in this offering, there will be no refund.

Answer to Comment 5: The disclosure listed in Comment 5 has been added to the revised registration statement.

Comment 6: We note your disclosure that you have “not yet generated revenue.” Please also disclose that you do not have any developed products.

Answer to Comment 6: The amended registration statement now includes language stating that the Company does not have any developed products.

Comment 7: Please disclose here that you anticipate generating losses for the next twelve months.

Answer to Comment 7: The disclosure listed in Comment 7 has been added to the revised registration statement.

Summary of Prospectus, page 3

Comment 8: We note that you entered into a license agreement with Avalon. Please disclose here that as part of this agreement you are required to pay Avalon $300,000 by December 31, 2015. If you plan to use proceeds from the offering to pay for this license, please disclose that here and throughout the registration statement. Additionally, please disclose here the consequences of non-performance under this agreement.

Answer to Comment 8: The amended registration statement contains additional language to clarify the terms of the agreement, specifically the consideration owed and the effects of non-performance.

Comment 9: Please disclose the name of the technology that you received the exclusive license to.

Answer to Comment 9: There is no specific name of the technology. It is proprietary technology associated with anti-corrosive solutions, but it is not branded or trademarked, and there is no formal name for the technology.

Comment 10: Please disclose that you and Avalon have the same president, board of directors, and office space.

Answer to Comment 10: The disclosure in Comment 10 has been added to the revised registration statement.

The Offering, page 3

Comment 11: Please disclose the amount of Series A Preferred Shares you have outstanding.

Answer to Comment 11: The disclosure listed in Comment 11 has been added to the revised registration statement.

Risk Factors, page 5

Comment 12: Please add a risk factor discussing the potential effect that the 12% annual dividend Series A Preferred shareholders are entitled to will have on common stockholders.

Answer to Comment 12: The risk factor described in Comment 12 has been added to the revised registration statement.

Comment 13: Please add a risk factor disclosing that your directors currently have voting control of 100% of the shares and will continue to have a majority until at least 78.25% of this offering is sold.

Answer to Comment 13: The risk factor listed in Comment 13 has been added to the revised registration statement.

Comment 14: Please add a risk factor disclosing that Avalon, which currently owns 95.8% of your shares and is 100% controlled by your current directors, may take unilateral action that is not in the interest of other shareholders, including with respect to the license agreement.

Answer to Comment 14: The disclosures listed in Comment 14 have been added to the revised registration statement.

Comment 15: Please add a risk factor disclosing that the license you received from Avalon may not be worth $300,000 because the license was negotiated by related parties and was not negotiated at arm’s length.

Answer to Comment 15: The risk factor listed in Comment 15 has been added to the revised registration statement.

Use of Proceeds, page 13

Comment 16: We note your disclosure within Note 6 on page F-10 that you are required to pay Avalon Oil & Gas, Inc. $300,000 no later than December 31, 2015. We note that you have allocated $1.95 million of the maximum $4 million proceeds to working capital. Please expand your disclosure to clarify if you intend to use a portion of the proceeds to make the $300,000 to your parent company.

Answer to Comment 16: The disclosure in the use of proceeds tables has been amended in the revised registration statement to clarify the payment of the $300,000 owed to Avalon.

Comment 17: We note your disclosure that if you are unable to raise enough shares “to complete [your] plan of operations, the business could fail.” Please disclose this minimum threshold amount that you need to raise. Please also disclose this amount in the Summary of Prospectus and MD&A sections.

Answer to Comment 17: The disclosures described in Comment 17 have been added to the revised registration statement.

Dilution of the Price You Pay for Your Shares, page 13

Comment 18: We note that the purchase of the Series A Preferred Stock significantly contributed to your net tangible book value as of September 30, 2015. Please tell us why you have not considered the issued and outstanding shares of Series A Preferred Stock in your calculation of the dilution to the investors in this offering. In this regard, we note the terms of any liquidating transaction on page 17.

Answer to Comment 18: The Company did not include the issued and outstanding Series A Preferred Stock in the calculation of dilution to investors, as the Company is attempting to present an accurate description of the dilution associated with the issuance of Common Stock. The Company does not believe that this offering triggers a liquidating transaction as described in the Series A Preferred Stock Certificate of Designation, as none of the current shareholders are disposing of more than 50% of the voting power as part of the offering, and the offering shares will not be sold to any one person or group.

Description of Our Business, page 18

Comment 19: Please expand your disclosure of the licensing agreement with Avalon to include the following:

-	Identity of the specific anti-corrosion technology licensed to you;
-	Discuss, in detail, why the technology licensed to you is necessary to develop anti-corrosive products; and
-	Discuss why there is no patent, or patent pending, for this technology.

Answer to Comment 19: The disclosures described in Comment 19 have been added to the revised registration statement.

Comment 20: Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues. The added timeline, should also include, but should not be limited to, the following:

-	How you intend to pay Avalon $300,000 by December 31, 2015 given that you will not be generating revenue until a later time;
-	How you plan to conduct research and development given that your only current property is an office space;
-	How you intend to market your product to the eastern United States given that your sole employee is located in Minnesota;
-	Where you plan to store your anti-corrosive product kits once they are developed;
-	The amount of employees and the specific resources needed to produce these kids; and
-	How you determined that kits will cost about $100 to make, and how you determined that you will be able to sell these kits for a $150 gross margin.

With respect to the last bullet point, please disclose the assumptions underlying your projections. As you have not sold any products, it may be inappropriate for you to use these projections See Item 10(b) of Regulation S-K.

Answer to Comment 20: The disclosures listed in Comment 20 have been added to the revised registration statement.

Principal services and their markets, page 19

Comment 21: We note that Avalon may terminate the license agreement in the case of a material breach. Please identify these material breaches in the registration statement.

Answer to Comment 21: The material breaches have been added to the revised registration statement.

Comment 22: Given your disclosures that the “the anti-corrosive process and product industry is highly competitive” and you will face “intense competition from very large, international corporations, as well as from local and national companies,” please remove your disclosure that you “intend to be the leader in the corrosion of these sump pumps.”

Answer to Comment 22: The language described in Comment 22 has been removed from the revised registration statement.

Comment 23: Please change the first word the last paragraph of this section from “once” to “if” because there is no guarantee that your initial technology will be successful.

Answer to Comment 23: The word “once” has been changed to “if” in the revised registration statement.

Strategic Partners and Alliances, page 19

Comment 24: Given that you do not have a product yet, please explain how you are working with the EPA and PCA authorities to test your technology.

Answer to Comment 24: The revised registration statement contains information clarifying the current status of the Company’s relationship with the EPA and PCA. The original language was included in error.

Comment 25: Please identify the state that is considering mandating your process if the testing of your technology is successful.

Answer to Comment 25: The language listed in Comment 25 has been removed from the amended registration statement, as it was initially included in error.

Government Approval, page 20

Comment 26: Please disclose which federal government agencies regulate your product industry.

Answer to Comment 26: The disclosure listed on Comment 26 has been added to the revised registration statement.

Comment 27: Please specify the various required licenses and permits you currently hold.

Answer to Comment 27: The amended registration statement has been revised to clarify that while no permits or licenses are currently required by the EPA, the Company will obtain any permits or licenses that may be required in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

Comment 28: We note that you have paid consulting fees. Please disclose who you are paying these fees to and specify the services being provided.

Answer to Comment 28: The disclosure requested in Comment 28 has been added to the revised registration statement.

Stock Transactions, page 28

Comment 29: Please disclose here and under the Recent Sales of Unregistered Securities section that you issued 50 shares of Series A Preferred stock for $50,000 on September 30, 2015. Additionally, please explain how you were able to sell these shares on September 30, 2015 when you did not amend your Articles of Incorporation to include Series A Preferred stock until October 5, 2015.

Answer to Comment 29: The amended registration statement has been revised to include the items listed in Comment 29.

Conflicts of Interest, page 32

Comment 30: Given that your sole executive officer and all your directors also hold the same positions at Avalon, please revise your registration statement to detail this conflict of interest. This comment also applies to your Transactions with Related Persons, Promoters, and Control Persons section.

Answer to Comment 30: The disclosures listed in Comment 30 have been added to the revised registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 33

Comment 31: Please revise your table to disclose percentage of shares owned by each of your directors after the offering will be 0.4%, not 0.004%.

Answer to Comment 31: The total amount of shares to be outstanding after the offering, assuming 100% of the shares are sold, would be 7,130,000. Each director holder 25,000 shares, which would be 0.004% of 7,130,000. The table has been corrected to amend the percentages prior to the offering, and the collective percentage of the directors after the offering.

Transactions with Related Persons, Promoters, and Control Persons, page 34

Comment 32: Please disclose here that you are leasing your office space free of charge from Avalon.

Answer to Comment 32: The disclosure listed in Comment 32 has been added to the revised registration statement.

Note 5 – Preferred Stock, page F-9

Comment 33: Please expand your disclosure for the sale of shares of preferred stock on September 30, 2015, to clarify whether the transaction was with a related party or a third party.

Answer to Comment 33: The disclosure in Comment 33 has been added to the revised registration statement.

Note 6 – Commitments and Contingencies, page F-10

Comment 34: Please tell us why you did not record a $300,000 liability on June 1, 2015, for the distribution payable to your majority stockholder.

Answer to Comment 34: The $300,000 liability has been accounted for in the revised financial statements and footnotes, which are included as part of the revised registration statement. All related sections have also been updated to include the new financial information.

Note 7 – Subsequent Events, page F-10

Comment 35: Please expand your disclosure to clarify the type of shares that you issued for outsourced legal services.

Answer to Comment 35: The disclosure described in Comment 35 has been amended to include the type of shares issued for outsourced legal services.

Exhibit 10.1

Comment 36: Please refile Exhibit 10.1 to include the complete attachment of Exhibit A.

Answer to Comment 36: Exhibit 10.1 has been refiled and now includes Exhibit A.

Respectfully submitted,

/s/ Ken Bart
Ken Bart
Bart and Associates, LLC
Attorney for AFS Holdings, Inc.